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APPROXIMATE LOCATION

Map data ©2020
WhoaStir Coffee

Food Truck

Pomona, NY 10970
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Investment Opportunity
Data Room
Discussion
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THE PITCH
WhoaStir Coffee is seeking investment to launch WoahStir, a Mobile coffee business.
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BUSINESS PLAN
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A BETTER WAY
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TARGET MARKET

WhoaStir Coffee is positioning itself outside the coffee shop spectrum by creating a new market segment. We are a coffee laboratory, open for people to see what's on the bleeding edge of coffee, and to find out how it tastes. Hint: it's really good

For people who drink Dunkin Donuts every morning before work, WhoaStir is a treat; it's tasty and different.
For an early adopter who seeks novelty as part of their daily routine, WhoaStir will constantly be innovating to bring them something to get excited about.
There are plenty of coffee shops making tasty coffee, there are plenty of stores that make quick and consistent coffee, but WhoaStir is something different.
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WHOASTIR COFFEE IS SPECIALTY COFFEE FOR ANYONE.

Our culture is one of accountability, equity, and quality. We care about making something great, in the service of doing good; if that is what you care about, we are for you. WhoaStir focuses on quality, inclusivity, ethical sourcing/business practices and speed of service.

Consistency - measurable, objective data drive best practices and allow for quality control in coffee making at WhoaStir.
Convenience - Our mobile business platform and online ordering allow us to go where the market goes.
Culture - Our culture revolves around the ethical treatment of all people, including those that grow and pick the coffee we drink.
Quality - from the quality of the green coffee bought and roasted by Cat & Cloud, to the QC integration at WhoaStir, the standard is high.
Our coffee is made by hand, by people who care.
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THE TEAM
Jonathan Bonilla-Bowman
Owner

BA - Psychology from Hofstra University

NCAA Div I Wrestling

Professional Kickboxing (Glory World Series, Combat at the Capitale)

Professional MMA (Bellator MMA)

Substitute teacher/ Assistant wrestling coach(East Ramapo Central School District)

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase mobile platform $20,000
mobile platform buildout $6,000
capital equipment $15,000
location/administration fees (6 months) $2,000
prepaid insurance $1,500
opening inventory $1,000
advertising/promotion (custom vehicle wrap) $1,500
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$65,700	$75,840	$81,148	$85,205	$87,760
Cost of Goods Sold	$12,710	$14,671	$15,697	$16,481	$16,975
Gross Profit	$52,990	$61,169	$65,451	$68,724	$70,785

EXPENSES

Rent	$4,500	$5,400	$5,400	$5,400	$5,400
Mobile Connectivity Plan	$1,800	$1,800	$1,800	$1,800	$1,800
Insurance	$1,374	$1,650	$1,650	$1,650	$1,650
Hazlenut Online Ordering	$1,068	$1,068	$1,068	$1,068	$1,068
POS and Web	$170	$170	$170	$170	$170
Operating Profit	$44,078	$51,081	$55,363	$58,636	$60,697

This information is provided by WhoaStir Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
2020 Balance Sheet
Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on February 15, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name WhoaStir Coffee LLC
Investment Structure Revenue Sharing Note
Investment Multiple 1.4×
Business's Revenue Share 21%-42%
Minimum Investment Amount $50
Repayment Schedule Quarterly
Securitization None

Maturity Date January 1, 2027
Financial Condition

No funds raised, No debt, Owner will contribute $10,000.

Risk Factors
Limited Operating History

WhoaStir Coffee is a newly established entity and has no history for prospective investors to consider.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of WhoaStir Coffee to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

WhoaStir Coffee operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. WhoaStir Coffee competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from WhoaStir Coffee's core business or the inability to compete successfully against the with other competitors could negatively affect WhoaStir Coffee's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in WhoaStir Coffee's management or vote on and/or influence any managerial decisions regarding WhoaStir Coffee. Furthermore, if the founders or other key personnel of WhoaStir Coffee were to leave WhoaStir Coffee or become unable to work, WhoaStir Coffee (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which WhoaStir Coffee and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, WhoaStir Coffee is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

WhoaStir Coffee might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If WhoaStir Coffee is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt WhoaStir Coffee

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect WhoaStir Coffee's financial performance or ability to continue to operate. In the event WhoaStir Coffee ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither WhoaStir Coffee nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

WhoaStir Coffee will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and WhoaStir Coffee is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although WhoaStir Coffee will carry some insurance, WhoaStir Coffee may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, WhoaStir Coffee could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect WhoaStir Coffee's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of WhoaStir Coffee's management will coincide: you both want WhoaStir Coffee to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want WhoaStir Coffee to act conservative to make sure they are best equipped to repay the Note obligations, while WhoaStir Coffee might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If WhoaStir Coffee needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with WhoaStir Coffee or management), which is responsible for monitoring WhoaStir Coffee's compliance with the law. WhoaStir Coffee will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if WhoaStir Coffee is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if WhoaStir Coffee fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of WhoaStir Coffee, and the revenue of WhoaStir Coffee can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of WhoaStir Coffee to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by WhoaStir Coffee. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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